News Release
CIBC Announces First Quarter 2010 Results
Toronto, ON — February 25, 2010 — CIBC (CM: TSX; NYSE) announced net income of $652 million for the first quarter ended January 31, 2010, compared with net income of $147 million for the same period last year. Diluted earnings per share (EPS) were $1.58, compared with EPS of $0.29 a year ago. Cash diluted EPS were $1.601, compared with cash diluted EPS of $0.311 a year ago.
     CIBC’s Tier 1 and Total capital ratios at January 31, 2010 were 13.0% and 17.1%, respectively, and CIBC’s efficiency ratio for the quarter was 57.1%.
     Results for the first quarter of 2010 were affected by the following items of note aggregating to a negative impact of $0.05 per share:
•	$25 million ($17 million after-tax, or $0.04 per share) gain from the structured credit run-off business;

•	$25 million ($0.06 per share) future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and

•	$17 million ($12 million after-tax, or $0.03 per share) negative impact of changes in credit spreads on the mark-to-market of credit derivatives in CIBC’s corporate loan hedging program.
     Net income for the first quarter of 2010 compared with net income of $644 million for the prior quarter. Diluted EPS and cash diluted EPS for the first quarter of 2010 compared with diluted EPS of $1.56 and cash diluted EPS of $1.591, respectively, for the prior quarter, which included items of note that aggregated to a positive impact of $0.18 per share.
     “CIBC Retail Markets and Wholesale Banking reported higher revenues than both last quarter and a year ago, reflecting the investments we are making on behalf of our clients and to capitalize on growth opportunities,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “At the same time, we continued to build capital while investing across our business, and we maintained strong expense discipline. We also took advantage of improving credit markets by reducing positions in our structured credit run-off and other legacy portfolios.”
Core business performance
CIBC Retail Markets reported net income of $529 million.
     Total revenue of $2.4 billion was up 1% from the first quarter of 2009 and 2% from last quarter.
     Each of CIBC’s core retail businesses delivered year over year revenue growth.

     Personal banking revenue of $1.6 billion was up 10% from the first quarter of 2009, business banking revenue of $331 million was up 5% and wealth management revenue of $346 million was up 7%.
     The provision for credit losses of $365 million was up from $278 million a year ago, primarily due to higher write-offs and bankruptcies in cards, as well as higher losses in personal lending and FirstCaribbean International Bank (FirstCaribbean). Provisions were comparable with the prior quarter as lower personal lending losses were offset by higher FirstCaribbean losses.
     CIBC Retail Markets’ objective is to be the primary financial institution for more of its clients by providing them with strong financial advice and services. During the first quarter of 2010, CIBC Retail Markets continued to make progress on its priorities of delivering strong advisory solutions, an excellent client experience and competitive products:
•	As part of its enhanced Mobile Banking offer, CIBC became the first major bank in Canada to launch a Mobile Banking App for iPhone, allowing clients on the go to perform many of their day-to-day banking transactions, anywhere, anytime at www.cibc.mobi;

•	We opened, relocated or expanded another five branches this quarter as part of our commitment to open 35 branches in 2010;

•	We launched the eAdvantageTM Savings Account to further strengthen our savings account lineup and support continued momentum in deposits;

•	We continued to attract new clients with CIBC’s Unlimited Business Operating Account, the first of its kind from a Canadian bank which offers unlimited transactions for one low, monthly fee;

•	We celebrated the 40th anniversary of Canada’s first automated bank machine introduced by CIBC in 1969, which revolutionized the industry and provided clients with unprecedented access to their funds; and

•	We invested in our brand through the launch of a national brand campaign that features employees from across the organization.
     These initiatives are just a few examples of the progress made during the first quarter to position CIBC’s retail business for future growth.
Wholesale Banking reported net income of $184 million for the first quarter.
     Total revenue of $613 million was up $943 million from the first quarter of 2009 and up $110 million from last quarter.
     Capital markets revenue of $277 million was up 6% from last quarter and corporate and investment banking revenue of $212 million was up 33%.
     Credit quality in CIBC’s wholesale portfolio was strong. Provision for credit losses of $24 million was down from $82 million last quarter.
     Wholesale Banking continues to make progress on its client-focused strategy. This progress was evident in several notable achievements during the first quarter:
•	We had a strong response to CIBC’s first covered bond offering in the U.S. where we acted as joint book-running manager on the US$2 billion offering;

•	We acted as joint book-runner for a $908 million bought secondary offering for Cameco Corporation of Centerra Gold Inc. common shares;

•	We acted as exclusive financial advisor to AbitibiBowater Inc. with respect to the sale of its 60% interest in Manicougan Power Company to Hydro Quebec for $625 million;

•	We acted as lead agent and joint book-runner for a $209 million offering from the Onex Credit Partners Credit Strategy Fund; and

•	We completed a US$230 million transaction for the Central Group of Companies, representing the largest transaction CIBC has completed for the Central Group and bringing combined proceeds from 24 transactions on behalf of this client to approximately US$2.0 billion.
     These achievements reflect Wholesale Banking’s commitment to being a premier client-focused Canadian-based wholesale bank, while delivering results that are aligned with CIBC’s strategic imperative of consistent and sustainable performance.
Structured credit run-off progress
During the quarter, CIBC completed several transactions that have significantly reduced the potential for future losses and volatility from its structured credit run-off portfolio:
•	We terminated $3.5 billion (US$3.2 billion) of written credit derivatives with exposures to collateralized loan obligations (CLOs) and assumed the related securities of the same amount, which are classified as loans;

•	We terminated $2.8 billion (US$2.7 billion) of unmatched purchased credit derivatives on corporate debt exposures with two financial guarantors;

•	We terminated $1.9 billion (US$1.8 billion) of written credit derivatives with exposures to corporate debt;

•	We sold CLOs classified as loans with notional of $772 million (US$722 million) and carrying value of $724 million (US$677 million) and terminated $994 million (US$930 million) of related hedging contracts with two financial guarantors;

•	We commuted U.S. residential mortgage market contracts with a financial guarantor; and

•	Normal amortization reduced the notional of CIBC’s purchased credit derivatives with financial guarantors by $209 million (US$196 million).
     The risk reductions CIBC achieved this quarter reflect its strategy to take advantage of favourable market conditions and opportunities that present an acceptable economic risk/return trade-off to continue to reduce the size of its structured credit run-off portfolio.
     As at January 31, 2010, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $1.3 billion (US$1.2 billion), down from $1.5 billion (US$1.4 billion) at October 31, 2009. Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     “In summary, CIBC delivered broad-based performance during the first quarter of 2010 in support of our strategic imperative of consistent and sustainable performance,” says McCaughey. “Our core businesses delivered solid results, we supported our clients with new product investments and high quality advice, we further strengthened key fundamental areas including our capital position, funding profile and productivity, and we reduced risk significantly in our structured credit run-off portfolio.”

CIBC in its communities
In addition to generating strong returns for its shareholders, CIBC is committed to supporting causes that matter to its clients, its employees and its communities. During the quarter:
•	CIBC’s 2009 United Way campaign raised more than $7.3 million in Canada, including a $2.8 million corporate donation. More than 7,500 employees contributed personal donations and hundreds of volunteers organized fundraising events and participated in the United Way Days of Caring across Canada;

•	CIBC Miracle Day celebrated 25 years of bringing miracles to life. On December 2, 2009, CIBC’s Wholesale Banking sales and trading staff and CIBC Wood Gundy’s investment advisors raised more than $3.5 million that will be invested in children’s charities in communities across Canada;

•	CIBC hosted 16 graduates from the Ivey ReConnectTM program, designed for women who are prepared to restart their careers and successfully re-enter the workforce after a prolonged absence. This seven-day immersion program, made possible by a five-year, $1 million commitment from CIBC, was conducted at the Richard Ivey School of Business with faculty in London and Toronto, Ontario; and

•	CIBC and FirstCaribbean donated $100,000 to the Haiti earthquake relief efforts, joining CIBC clients and employees and Canadians in providing support for those affected by the earthquake.

[1]	For additional information, see the “Non-GAAP measures” section.
Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and our 2009 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of February 24, 2010. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 179 to 181 of our 2009 Annual Accountability Report.
Contents

5	External reporting changes
6	First quarter financial highlights
7	Overview
8	Outlook
9	Run-off businesses and other selected activities
9	Run-off businesses
16	Other selected activities
18	Financial performance review
18	Net interest income
18	Non-interest income
18	Provision for credit losses
18	Non-interest expenses
19	Income taxes
19	Foreign exchange
20	Review of quarterly financial information
21	Non-GAAP measures
21	Business unit allocations
22	Business line overview
22	CIBC Retail Markets
24	Wholesale Banking
26	Corporate and Other
27	Financial condition
27	Review of consolidated balance sheet
27	Capital resources
28	Off-balance sheet arrangements
29	Management of risk
29	Risk overview
29	Credit risk
30	Market risk
32	Liquidity risk
32	Other risks
33	Accounting and control matters
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Core business performance”, “Structured credit run-off progress”, “Overview — Outlook for 2010”, “Run-off businesses”, “Financial performance review — Income Taxes”, “Management of Risk — Market risk”, “Management of Risk — Liquidity risk” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2010” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; economic and monetary policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC First Quarter 2010

EXTERNAL REPORTING CHANGES
Retroactive changes with restatement of prior period information
•	The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets.
•	Large corporate cash management revenue previously reported in business banking within CIBC Retail Markets was retroactively transferred to corporate and investment banking within Wholesale Banking.

5	CIBC First Quarter 2010

FIRST QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended
	2010	2009	2009
Unaudited	Jan. 31	Oct. 31	Jan. 31

Common share information
Per share — basic earnings	$1.59	$1.57	$0.29
— cash basic earnings (1)	1.61	1.59	0.32
— diluted earnings	1.58	1.56	0.29
— cash diluted earnings (1)	1.60	1.59	0.31
— dividends	0.87	0.87	0.87
— book value	29.91	28.96	28.98
Share price — high	70.66	69.30	57.43
— low	61.96	60.22	41.65
— closing	63.90	62.00	46.63
Shares outstanding (thousands)
— average basic	384,442	382,793	380,911
— average diluted	385,598	383,987	381,424
— end of period	386,457	383,982	381,070
Market capitalization ($ millions)	$24,695	$23,807	$17,769

Value measures
Dividend yield (based on closing share price)	5.4%	5.6%	7.4%
Dividend payout ratio	54.8%	55.4%	n/m
Market value to book value ratio	2.14	2.14	1.61

Financial results ($ millions)
Total revenue	$3,061	$2,888	$2,022
Provision for credit losses	359	424	284
Non-interest expenses	1,748	1,669	1,653
Net income	652	644	147

Financial measures
Efficiency ratio	57.1%	57.8%	81.8%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	56.6%	57.3%	80.6%
Return on equity	21.5%	22.2%	4.0%
Net interest margin	1.76%	1.66%	1.43%
Net interest margin on average interest-earning assets	2.08%	1.99%	1.77%
Return on average assets	0.76%	0.75%	0.16%
Return on average interest-earning assets	0.90%	0.90%	0.19%
Total shareholder return	4.40%	(5.25)%	(13.1)%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$84,334	$84,583	$83,803
Loans and acceptances	180,115	175,609	181,284
Total assets	337,239	335,944	353,815
Deposits	224,269	223,117	226,383
Common shareholders’ equity	11,558	11,119	11,041
Average assets	340,822	339,197	369,249
Average interest-earning assets	288,575	282,678	299,136
Average common shareholders’ equity	11,269	10,718	10,960
Assets under administration	1,173,180	1,135,539	1,038,958

Balance sheet quality measures
Common equity to risk-weighted assets	10.3%	9.5%	9.0%
Risk-weighted assets ($ billions)	$112.1	$117.3	$122.4
Tier 1 capital ratio	13.0%	12.1%	9.8%
Total capital ratio	17.1%	16.1%	14.8%

Other information
Retail / wholesale ratio (2)	72%/28%	69%/31%	63%/37%
Full-time equivalent employees	41,819	41,941	42,320

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The ratio represents the amount of capital attributed to the business lines as at the end of the period. n/m Not meaningful.

6	CIBC First Quarter 2010

OVERVIEW
Net income for the quarter was $652 million, compared to net income of $147 million for the same quarter last year and net income of $644 million for the prior quarter.
     Our results for the current quarter were affected by the following items:
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program.
Compared with Q1, 2009
Revenue was higher than the same quarter last year, primarily due to gains from the structured credit run-off business compared with losses in the last year quarter. The current quarter also benefited from wider spreads on personal and commercial lending products, volume growth in retail deposits and most personal lending products, realized gains on the sale of merchant banking investments, and higher wealth management related fee income. These factors were partially offset by lower realized gains on the sale of available for sale (AFS) securities in Treasury and MTM losses on our corporate loan credit derivatives compared with MTM gains in the last year quarter. The last year quarter was impacted by MTM losses relating to interest-rate hedges for the leveraged lease portfolio, losses/write-downs on our merchant banking portfolio and foreign exchange losses on repatriation activities.
     The provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios driven by higher delinquencies and bankruptcies, and higher losses in the U.S. real estate finance business and FirstCaribbean International Bank (FirstCaribbean).
     Non-interest expenses were up primarily due to higher performance-related compensation, pension and occupancy costs, and the settlement made with the Ontario Securities Commission (OSC) relating to our participation in the asset-backed commercial paper (ABCP) market. These factors were partially offset by lower business and capital taxes.
     Income taxes in the current quarter were impacted by the future tax asset write-down noted above. The last year quarter included tax benefits on the structured credit losses and foreign exchange losses on repatriation.
Compared with Q4, 2009
Revenue was higher than the prior quarter primarily due to realized gains on the sale of merchant banking investments, volume growth in retail deposits and most personal lending products, and lower MTM losses on our corporate loan credit derivatives. These factors were mostly offset by lower revenue in the structured credit run-off business during the quarter. The prior quarter was impacted by valuation charges on certain AFS positions in exited and other run-off businesses.
     The provision for credit losses was lower primarily on lower losses in U.S. real estate finance and other run-off businesses, unsecured personal lending portfolios, and a lower provision for credit losses in the general allowance. These factors were partially offset by higher losses in FirstCaribbean.
     Non-interest expenses were up primarily due to higher performance-related compensation, pension expenses and the ABCP settlement discussed above. These were partially offset by lower computer related expenses.
     Income tax expense in the current quarter included the future tax asset write-down noted above, compared with a benefit from the positive revaluation of future tax assets in the prior quarter.
Our results for the prior periods were affected by the following items:
Q4, 2009
•	$85 million ($58 million after-tax) gain from the structured credit run-off business;
•	$62 million gains relating to various tax related items;
•	$42 million ($27 million after-tax) of valuation charges related to certain AFS positions in exited and other run-off businesses; and
•	$36 million ($25 million after-tax) negative impact of changes in credit spreads on our corporate loan credit derivatives.
Q1, 2009
•	$708 million ($483 million after-tax) loss in the structured credit run-off business;
•	$94 million ($64 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives;
•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;
•	$87 million ($52 million after-tax) losses/write-downs on our merchant banking portfolio; and
•	$48 million foreign exchange losses ($4 million after-tax gain) on repatriation activities.

7	CIBC First Quarter 2010

Outlook for 2010
Both the U.S. and Canadian economies ended 2009 on a stronger note, and that momentum looks to carry over into healthy growth through at least the first half of 2010. Production is picking up to get closer to demand after a period of inventory reductions, and in Canada, domestic demand is being supported by net job creation. Growth could slow later this year as the increases to Canadian exports from U.S. inventory restocking and fiscal stimulus fade, and as the now booming housing market decelerates after the anticipated interest rate hikes from the Bank of Canada in the second half and the new rules for insured mortgages take effect.
     CIBC Retail Markets should see moderate growth in mortgages, cards and other credit products reflecting the impact of low interest rates and modest progress in employment growth, although mortgage demand could decelerate later this year as interest rates rise. Personal bankruptcies should level off with the recovery in the labour market, while small business bankruptcies rise on the lagged impact of last year’s recession. Investment product demand should be supported by rising incomes and improving financial markets.
     Wholesale Banking should benefit from a healthy pace of equity and bond issuance, with governments remaining heavy borrowers and businesses tapping strong capital markets. M&A activity could also increase on improving confidence. Credit demand should be supported by inventory rebuilding, and the public debt market remains a cost-effective alternative for larger entities. U.S. real estate finance could remain slow and corporate defaults are likely to remain elevated on the lagged impacts of the past year’s recession.

8	CIBC First Quarter 2010

RUN-OFF BUSINESSES
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our previous activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPEs), which resulted in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged —
•	U.S. residential mortgage market (USRMM)
•	non-USRMM
Hedged —
•	financial guarantors (USRMM and non-USRMM) including unmatched positions where we have purchased protection but do not have exposure to the underlying
•	other counterparties (USRMM and non-USRMM)
Results
Net income, before taxes, for the quarter was $25 million, compared with a net loss, before taxes, of $708 million for the same quarter last year and net income, before taxes, of $85 million for the prior quarter.
     The net income for the current quarter is a result of decreases in credit valuation adjustments (CVA) relating primarily to financial guarantors, driven by mark-to-market recoveries for certain underlying assets and tightening of credit spreads, and gains on unhedged positions, largely related to USRMM. These gains were offset by losses from reduced receivables from financial guarantors on loan assets that are carried at amortized cost, MTM losses on the limited recourse note issued by Cerberus Capital Management LP (Cerberus), and losses from transactions described below.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2010	2009
US$ millions, as at	Jan. 31	Oct. 31

Notional
Investments and loans	$12,618	$10,442
Written credit derivatives (1)	17,496	22,710

Total gross exposures	$30,114	$33,152

Purchased credit derivatives	$27,744	$32,257

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.
We undertook a number of transactions during the quarter to reduce our exposures, as noted below:
•	We terminated $3.5 billion (US$3.2 billion) of written credit derivatives with exposures to collateralized loan obligations (CLOs) and assumed the related securities of the same amount, which are classified as loans. We also entered into a funding transaction for similar assets in the amount of $1.9 billion (US$1.8 billion) with the same counterparty. These transactions resulted in a pre-tax loss of $4 million (US$4 million);
•	We terminated $2.8 billion (US$2.7 billion) of unmatched non-USRMM purchased credit derivatives on corporate debt exposures with two financial guarantors (reported as counterparties “VI” and “IX”) for a total cash payment of $3 million (US$3 million). The transaction resulted in a pre-tax loss of $8 million (US$8 million);
•	We terminated $1.9 billion (US$1.8 billion) of written credit derivatives with exposures to corporate debt resulting in a pre-tax loss of $3 million (US$3 million). Subsequent to this transaction, $1.9 billion (US$1.8 billion) of purchased credit derivatives that previously hedged these positions became unmatched;
•	We sold CLOs classified as loans with notional of $772 million (US$722 million) and carrying value of $724 million (US$677 million) for cash consideration of $708 million (US$662 million), resulting in a pre-tax loss of $16 million (US$15 million). Subsequent to this transaction, we also terminated $994 million (US$930 million) of related hedging contracts with two financial guarantors (reported as counterparties “III” and “IV”) for a total cash payment of $3 million (US$3 million). The transaction resulted in an additional pre-tax loss of $11 million (US$10 million). The underlying exposures that became unhedged as a result of the termination were written credit derivatives with a notional of $169 million (US$158 million) and a fair value of $9 million (US$8 million) and a security classified as a loan with a notional of $52 million (US$50 million) and a carrying value of $50 million (US$48 million) as at the transaction date;
•	We commuted USRMM contracts with a financial guarantor (reported as counterparty “II”) for cash consideration of $79 million (US$75 million). As a result, we wrote down the gross receivable by $511 million (US$486 million) with a corresponding reduction of the related CVA of $396 million (US$377 million). The transaction resulted in a pre-tax loss of $36 million (US$34 million). The underlying exposures that became unhedged as a result of the commutation were securities with a notional of $549 million (US$523 million) and a fair value of $37 million (US$35 million) as at the transaction date; and
•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $209 million (US$196 million).

9	CIBC First Quarter 2010

Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a collateralized debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has indicated it will appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.

10	CIBC First Quarter 2010

Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. The table excludes the protection from Capital Management LP (Cerberus) on our USRMM exposures.

US$ millions, as at January 31, 2010
	Exposures(9)					Hedged by
				Written credit derivatives
				and liquidity and
	Investments and loans(1)			credit facilities(2)		Purchased credit derivatives and index hedges
						Financial guarantors			Others
			Carrying				Fair value		Fair value
	Notional	Fair value	value	Notional	Fair value(3)	Notional	before CVA(3)	Notional	before CVA(3)

Hedged

USRMM — CDOs	$—	$—	$—	$493	$469	$60	$40	$434	$428

Total USRMM Hedged	$—	$—	$—	$493	$469	$60	$40	$434	$428

Non-USRMM
CLO	$152	$142	$142	$4,313	$258	$4,218	$257	$248	$17
CLO classified as loans (4)	7,959	7,260	7,360	—	—	7,775	520	222	15
Corporate debt	—	—	—	8,016	236	800	34	7,220	210
Corporate debt (Unmatched)	—	—	—	—	—	3,500	38	—	—
CMBS (Unmatched)	—	—	—	—	—	775	603	—	—
Other securtities classified as loans (5)	693	377	437	—	—	692	316	—	—
Others (includes CMBS and TruPs)	314	125	125	1,458	439	1,397	580	403	44

Total Non-USRMM Hedged	$9,118	$7,904	$8,064	$13,787	$933	$19,157	$2,348	$8,093	$286

Total Hedged	$9,118	$7,904	$8,064	$14,280	$1,402	$19,217	$2,388	$8,527	$714

Unhedged

USRMM — CDOs (6)	$2,177	$95	$95	$2,424	$2,119	$—	$—	$—	$—

Total USRMM Unhedged	$2,177	$95	$95	$2,424	$2,119	$—	$—	$—	$—

Non-USRMM
CLO	$64	$24	$24	$250	$14	$—	$—	$—	$—
CLO classified as loans	253	235	243	—	—	—	—	—	—
Corporate debt	166	113	113	—	—	—	—	—	—
Montreal Accord related notes (2)(7)	386	209	209	281	n/a	—	—	—	—
Third party sponsored ABCP conduits (2)	102	102	102	75	n/a	—	—	—	—
Other securtities classified as loans	174	170	152	—	—	—	—	—	—
Others (2)(8)	178	161	161	186	1	—	—	—	—

Total Non-USRMM Unhedged	$1,323	$1,014	$1,004	$792	$15	$—	$—	$—	$—

Total Unhedged	$3,500	$1,109	$1,099	$3,216	$2,134	$—	$—	$—	$—

Total	$12,618	$9,013	$9,163	$17,496	$3,536	$19,217	$2,388	$8,527	$714

Oct. 31, 2009	$10,442	$6,721	$7,024	$22,710	$4,152	$23,748	$3,413	$8,509	$681

(1)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional US$261 million and fair value US$41 million, as at January 31, 2010.

(2)	Undrawn notional of the liquidity and credit facilities relating to Montreal Accord related notes amounted to US$281 million, relating to third party non-bank sponsored ABCP conduits amounted to US$75 million, and relating to unhedged other non-USRMM amounted to US$20 million.

(3)	This is the gross fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(4)	Investments and loans include unfunded investment commitments with a notional of US$173 million.

(5)	Represents CDOs with trust preferred securities (TruPs) collateral.

(6)	The net unhedged USRMM exposure, after write-downs, was US$400 million as at January 31, 2010 and includes US$371 million of super senior CDO of mezzanine residential mortgage-backed securities (RMBS), net of write-downs.

(7)	Includes estimated USRMM exposure of $98 million as at January 31, 2010.

(8)	Includes warehouse — non RMBS securities with notional US$10 million and fair value of nil.

(9)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$1.3 billion (October 31, 2009: US$868 million) with fair value of US$1.3 billion (October 31, 2009: US$865 million) in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$418 million, fair value US$417 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$232 million, fair value US$229 million), and Government National Mortgage Association (Ginnie Mae) (notional US$616 million, fair value US$615 million). Trading equity securities with a fair value of US$1 million (October 31, 2009: US$1 million), issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

n/a	Not applicable.

11	CIBC First Quarter 2010

Cerberus transaction
In 2008, we transacted with Cerberus to obtain downside protection on our hedged and unhedged USRMM collateralized debt obligation (CDO) exposures while retaining upside participation if the underlying securities recover. As at January 31, 2010, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $539 million (US$504 million) and $355 million (US$332 million) respectively. The underlying CDO exposures had a fair value of $453 million (US$424 million) as at January 31, 2010. We recorded a loss of $119 million (US$112 million) on the limited recourse note during the quarter largely offset by gains on the hedged assets.
Purchased protection from financial guarantors
The following table presents the notional amounts and fair values of non-USRMM related protection purchased from financial guarantors, and the underlying referenced assets, by counterparty. In addition we also have USRMM related protection purchased from a financial guarantor (reported as counterparty “I”) with a notional US$60 million, a gross fair value of US$40 million, and a CVA of US$26 million as at January 31, 2010. The fair value net of CVA is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at January 31, 2010
					Notional amounts of referenced							Protection purchased from
	Standard	Moody’s			non-USRMM assets							financial guarantors
	and	investor	Fitch			Corporate					Total	Fair value		Fair value
Counterparty	Poor’s	services	ratings		CLO	debt		CMBS		Others	Notional	before CVA	CVA	less CVA

I	BB+(1)	B3 (1)	—	(3)	$510	$—		$777	(4)	$179	$1,466	$713	$(465)	$248
II	CC(2)	Caa2(2)	—	(3)	838	—		—		772	1,610	364	(269)	95
III	CC(1)	— (3)	—	(3)	1,011	—		—		119	1,130	114	(92)	22
IV	— (3)	— (3)	—	(3)	1,182	—		—		263	1,445	133	(109)	24
V	— (3)	— (3)	—	(3)	2,608	—		—		—	2,608	156	(37)	119
VI	BBB-(1)	Ba1	—	(3)	—	2,800	(4)	—		—	2,800	58	(11)	47
VII	AAA(1)	Aa3(1)	AA(1)		4,481	—		—		250	4,731	479	(86)	393
VIII	AAA(1)	Aa3(1)	AA-(1)		1,288	—		—		128	1,416	140	(27)	113
IX	BB-(1)	Ba1(1)	—	(3)	75	1,500	(4)	—		376	1,951	191	(93)	98

Total financial guarantors					$11,993	$4,300		$777		$2,087	$19,157	$2,348	$(1,189)	$1,159

Oct. 31, 2009					$13,292	$6,959		$777		$2,132	$23,160	$2,880	$(1,591)	$1,404

(1)	Credit watch/outlook with negative implication.

(2)	Watch developing.

(3)	Rating withdrawn and no longer rated.

(4)	Includes US$3.5 billion and US$775 million of unmatched purchase protection related to corporate debt and commercial mortgage backed securities (CMBS) respectively.
The total CVA recovery for financial guarantors was $388 million (US$366 million) for the quarter. As at January 31, 2010, CVA on credit derivative contracts with financial guarantors was $1.3 billion (US$1.2 billion) (October 31, 2009: $2.2 billion (US$2.0 billion)), and the fair value of credit derivative contracts with financial guarantors net of CVA was $1.3 billion (US$1.2 billion) (October 31, 2009: $1.5 billion (US$1.4 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition, in our other run-off portfolios, we also have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at January 31, 2010, these positions were performing and the total amount guaranteed by financial guarantors was approximately $74 million (US$69 million).

12	CIBC First Quarter 2010

The following provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:
US$ millions, as at January 31, 2010

		Fair
		value		Notional/		Fair value/			Investment	Subordination/
		purchased	Total	tranche		tranche		WAL in	grade	attachment (5)		Detachment (6)
	Notional	protection	tranches (1)	High	Low	High	Low	years(2)(3)	underlyings (4)	Average	Range	Average	Range

Hedged
CLO (includes loans)	$11,993	$777	78	$375	$—	$26	$—	3.6	2%	31%	6-67%	99%	50-100%
Corporate debt	800	34	1	800	800	34	34	3.9	51%	15%	15%	30%	30%
Others
TruPs (includes loans)	784	366	12	123	23	64	12	14.2	n/a	49%	45-57%	100%	100%
Non-US RMBS	151	74	3	69	21	34	10	3.0	n/a	53%	53%	100%	100%
Other	1,154	456	9	251	1	163	—	6.4	n/a	20%	0-53%	100%	100%
Unmatched
Corporate debt	3,500	38	6	800	400	15	4	3.6	68%	23%	15-30%	44%	30-60%
U.S. CMBS	775	603	2	452	323	328	275	4.9	15%	44%	43-46%	100%	100%

Total	$19,157	$2,348	111	$2,870	$1,568	$664	$335

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The Weighted Average Life (WAL) of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Or equivalent based on internal credit ratings.

(5)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(6)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a	Not available.
Hedged positions
CLO
The hedged CLO underlyings consist of 78 tranches. Approximately 37% of the total notional amount of the CLO tranches was rated equivalent to AAA, 56% rated between the equivalent of AA+ and AA-, 6% rated between the equivalent of A+ and A-, and only 1% rated between the equivalent of BBB+ and BBB-, as at January 31, 2010. Approximately 18% of the underlying collateral was rated equivalent to BB- or higher, 57% was rated between the equivalent of B+ and B-, 14% rated equivalent to CCC+ or lower, with the remainder unrated as at January 31, 2010. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (29%); the broadcasting, publishing and telecommunication sector (18%); and the manufacturing sector (13%). Only 3% is in the real estate sector. Approximately 70% and 24% of the underlyings represent U.S. and European exposures respectively.
Corporate Debt
The hedged corporate debt underlyings consist of 1 super senior synthetic CDO tranche that reference portfolios of primarily U.S. (63%) and European (20%) corporate debt in various industries (manufacturing — 28%, financial institutions — 16%, cable and telecommunications — 11%, retail and wholesale — 3%). Approximately 10% of the total notional amount of US$800 million of the corporate debt underlyings were rated equivalent to A- or higher, 41% were rated between the equivalent of BBB- and BBB+, with the remainder rated equivalent to BB+ or lower, as at January 31, 2010.
Others
Other hedged positions include CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, film receivables and CMBS.
Unmatched positions
Corporate Debt
The unmatched corporate debt underlyings consist of 6 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (30%) corporate debt in various industries (manufacturing — 31%, financial institutions — 10%, cable and telecommunications — 12%, retail and wholesale — 8%). Approximately 19% of the total notional amount of US$3.5 billion of the unmatched corporate debt underlyings were rated equivalent to A- or higher, 49% were rated between the equivalent of BBB- and BBB+, with the remainder rated equivalent to BB+ or lower, as at January 31, 2010.

13	CIBC First Quarter 2010

U.S. CMBS
The two synthetic tranches reference unmatched CMBS portfolios which are backed by pools of commercial real estate mortgages located primarily in the U.S. Approximately 15% of the underlyings were rated between the equivalent of BBB and BBB-, 15% were rated between the equivalent of BB+ and BB-, 33% rated between the equivalent of B+ and B-, with the remainder rated equivalent to CCC+ or lower, as at January 31, 2010.
Purchased protection from other counterparties
The following table provides the notional amounts and fair values before CVA of US$5 million (October 31, 2009: US$8 million) of purchased credit derivatives from non-financial guarantor counterparties, excluding unmatched purchased credit derivatives:

	USRMM related		Non-USRMM related		Total
					Notional		Fair value
					2010	2009	2010	2009
US$ millions, as at	Notional	Fair value	Notional	Fair value	Jan. 31	Oct. 31	Jan. 31	Oct. 31

Non-bank financial institutions	$434	$428	$66	$3	$500	$437	$431	$350
Banks	—	—	805	73	805	862	73	86
Canadian conduits	—	—	7,220	210	7,220	7,166	210	245
Others	—	—	2	—	2	2	—	—

Total	$434	$428	$8,093	$286	$8,527	$8,467	$714	$681

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
US$ millions, as at January 31, 2010	CDO (1)	CLO (2)	Corporate debt	Other (3)	Total

Non-bank financial institutions	$434	$—	$—	$66	$66
Banks	—	470	—	335	805
Canadian conduits	—	—	7,220	—	7,220
Others	—	—	—	2	2

Total	$434	$470	$7,220	$403	$8,093

(1)	The US$434 million represents super senior CDO with approximately 67% sub-prime RMBS, 4% Alt-A RMBS, 15% ABS CDO, and 14% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 10% is North American exposure and 89% is European exposure. Major industry concentration is in the services industry (35%), the manufacturing sector (13%), the broadcasting and communication industries (18%), and only 4% is in the real estate sector.

(3)	Approximately 60% of the underlyings are investment grade or equivalent based on internal ratings with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and financial institutions, manufacturing, broadcasting, publishing and telecommunication, with approximately 4% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection onto third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust, is sponsored by CIBC and the remaining conduit counterparty, MAV I was party to the Montreal Accord.

			Mark-to-	Collateral
			market	and
			(before	guarantee
US$ millions, as at January 31, 2010	Underlying	Notional(1)	CVA)	notionals(2)

Great North Trust	Investment grade corporate credit index (3)	$4,622	$178	$280	(4)
MAV I	160 Investment grade corporates (5)	2,598	32	328

Total		$7,220	$210	$608

(1)	These exposures mature within 3 to 7 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, banker’s acceptances (BA), and funding commitments. The fair value of the collateral at January 31, 2010 was US$596 million (October 31, 2009: US$566 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 79% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 4.0% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The value of funding commitments (with indemnities) from certain third party investors in Great North Trust was nil as at January 31, 2010 (October 31, 2009: nil).

(5)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 82% of the entities are currently rated BBB- or higher (investment grade). 58% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.9% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

14	CIBC First Quarter 2010

Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection noted above) to the USRMM, after write-downs, was $428 million (US$400 million) as at January 31, 2010. $397 million (US$371 million) of the net unhedged exposure relates to super senior CDOs of mezzanine RMBS.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, and other.
CLO
Our unhedged CLO exposures, including those classified as loans, with notional of $606 million (US$567 million) are mostly tranches rated equivalent to AA or higher as at January 31, 2010, and are primarily backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 63%, 11% and 26% of the unhedged corporate debt exposures with notional of $178 million (US$166 million) are related to positions in Canada, Europe, and other countries respectively.
Montreal Accord related notes
As at January 31, 2010 we held variable rate Class A-1 and Class A-2 notes and various zero coupon subordinated and tracking notes with a combined fair value of $223 million and remaining notional value of $413 million that were originally received in exchange for our non-bank sponsored ABCP in January 2009 upon the ratification of the Montreal Accord restructuring. The notes are expected to mature in December 2016 and are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $98 million and a fair value of $9 million as at January 31, 2010.
     We have provided a $300 million undrawn Margin Funding Facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     During the quarter we reached a settlement with Ontario Securities Commission relating to our participation in the ABCP market, resulting in a $22 million (US$21 million) loss.
Third party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at January 31, 2010, $189 million (US$177 million) of the facilities remained committed, which mostly relate to U.S. CDOs. As at January 31, 2010, $109 million (US$102 million) of the committed facilities was drawn. Of the undrawn facilities, $29 million (US$27 million) was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from one to eight years.
Other
Other unhedged exposures with notional of $389 million (US$364 million) include $167 million (US$156 million) credit facilities (drawn US$136 million and undrawn US$20 million) provided to special purpose entities with film rights receivables (28%), lottery receivables (24%), and U.S. mortgage defeasance loans (48%).
     The remaining $222 million (US$208 million) primarily represents written protection on tranches of high yield corporate debt portfolios with 44% rated the equivalent of AA- or higher, 32% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, which was restructured in February 2009.
     Other unhedged exposures classified as loans with notional of $186 million (US$174 million) represent primarily investment grade commercial paper.

15	CIBC First Quarter 2010

European leveraged finance
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process.
     We stopped transacting new business in European leveraged finance (ELF) in 2008.
     As with the structured credit run-off business, the risk in the ELF run-off business is monitored by a team focused on proactively managing all accounts in the portfolio. As at January 31, 2010, we had drawn leveraged loans of $783 million (October 31, 2009: $894 million) and unfunded letters of credit and commitments of $192 million (October 31, 2009: $162 million). The drawn and undrawn amounts include non-impaired notional of $157 million and $45 million, respectively, in respect of certain restructured facilities. Of the drawn loans, $42 million (October 31, 2009: $99 million) related to restructured facilities, were considered impaired, for which an allowance of $13 million as at January 31, 2010 (October 31, 2009: $60 million) has been applied. The decrease in the allowance this quarter is substantially due to a write-off of the receivables relating to the restructured facilities. In addition, non-impaired loans and commitments with a face value of $480 million were on the credit watch list as at January 31, 2010.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at January 31, 2010	Drawn	Undrawn

Publishing and printing	$37	$10
Telecommunications	13	13
Manufacturing	227	87
Business services	18	16
Hardware and software	230	22
Transportation	11	13
Wholesale trade	223	31
Utilities	11	—

Total	$770	$192

Oct. 31, 2009	$834	$162

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at January 31, 2010, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors was $323 million (October 31, 2009: $487 million) and our committed backstop liquidity facilities to these conduits was $3.4 billion (October 31, 2009: $4.0 billion). We also provided credit facilities of $40 million (October 31, 2009: $50 million) and banker’s acceptances of $71 million (October 31, 2009: $69 million) to these conduits as at January 31, 2010.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at January 31, 2010	Amount(1)	life (years)

Asset class
Canadian residential mortgages	$891	1.5
Auto leases	569	0.6
Franchise loans	452	1.1
Auto loans	90	0.7
Credit cards	975	3.1	(2)
Equipment leases/loans	101	1.0
Other	5	0.8

Total	$3,083	1.8

Oct. 31, 2009	$3,612	1.7

(1)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $750 million.

(2)	Based on the revolving period and amortization period contemplated in the transaction.

16	CIBC First Quarter 2010

The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     We also participated in a syndicated facility for a 364 day commitment of $390 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At January 31, 2010 we funded $71 million (October 31, 2009: $69 million) by the issuance of banker’s acceptances.
     In addition, we consolidated Macro Trust, a CIBC-sponsored conduit, as we held all of its issued commercial paper.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 4 to the interim consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of one to three years.
     Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities.
     As at January 31, 2010, we had CMBS inventory with a market value of less than US$1 million (October 31, 2009: less than US$1 million). As at January 31, 2010, $337 million (October 31, 2009: $279 million) of funded loans were considered impaired and US$152 million of loans and US$5 million of undrawn commitments were included in the credit watch list. During the quarter we recorded provisions for credit losses of $26 million (US$24 million).
     The following table provides a summary of our positions in this business as at January 31, 2010:

US$ millions, as at January 31, 2010	Drawn	Undrawn

Construction program	$171	$32
Interim program	1,965	230

Total	$2,136	$262

Oct. 31, 2009	$2,209	$236

U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in fiscal 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to US$2 billion to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC. Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of US$34 million as at January 31, 2010) are summarized in the table below. As at January 31, 2010, US$16 million of the loans and US$2 million of undrawn commitments were impaired and US$116 million of loans and US$55 million of undrawn commitments were included in the credit watch list. No provision for credit losses was recognized during the quarter.

US$ millions, as at January 31, 2010	Drawn	Undrawn(1)

Transportation	$93	$75
Gaming and lodging	71	56
Healthcare	81	150
Media and advertising	32	11
Manufacturing	27	126
Other	50	114

Total	$354	$532

Oct. 31, 2009	$370	$575

(1)	Includes unfunded letters of credit of US$36 million.

17	CIBC First Quarter 2010

FINANCIAL PERFORMANCE REVIEW

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,514	$1,419	$1,333
Non-interest income	1,547	1,469	689

Total revenue	3,061	2,888	2,022
Provision for credit losses	359	424	284
Non-interest expenses	1,748	1,669	1,653

Income before taxes and non-controlling interests	954	795	85
Income tax expense (benefit)	286	145	(67)
Non-controlling interests	16	6	5

Net income	$652	$644	$147

Net interest income
Net interest income was up $181 million or 14% from the same quarter last year, primarily due to wider spreads and volume growth in most retail products, higher treasury revenue, and lower interest expense in the structured credit run-off business.
     Net interest income was up $95 million or 7% from the prior quarter, mainly due to volume growth in most retail products, lower interest expense in the structured credit run-off business, and higher income from corporate credit products.
Non-interest income
Non-interest income was up $858 million from the same quarter last year, primarily due to gain from the structured credit run-off business compared with losses in the last year quarter. The current quarter also benefited from higher interest rate based trading revenue, and higher income from securitization activities, higher wealth management related fee income, and higher gains on sale of merchant banking investments. These factors were partially offset by lower realized gains on the sale of AFS securities in Treasury and MTM losses on our corporate loan credit derivatives compared with MTM gains in the last year quarter. The last year quarter was impacted by MTM losses relating to interest-rate hedges for the leveraged lease portfolio, losses/write-downs on our merchant banking portfolio and foreign exchange losses on repatriation activities.
     Non-interest income was up $78 million or 5% from the prior quarter, primarily due to higher gains on the sale of merchant banking investments, lower MTM losses on our corporate loan credit derivatives, higher mutual fund fee income, and higher foreign exchange and commodities trading. These factors were partially offset by lower revenue in the structured credit run-off business.
Provision for credit losses
The provision for credit losses was up $75 million or 26% from the same quarter last year and down $65 million or 15% from the prior quarter.
     The provision for credit losses in consumer portfolios was up $76 million from the same quarter last year, primarily due to higher delinquencies and bankruptcies in the credit cards and personal lending portfolios. The provision for credit losses in consumer portfolios was down $15 million from the prior quarter. This decrease was mainly driven by improvements in delinquencies in the personal lending portfolio.
     The provision for credit losses in business and government lending increased by $58 million from the same quarter last year due to higher provisions in the U.S. real estate finance portfolio and FirstCaribbean, and lower recoveries. The provision for credit losses in business and government lending decreased by $36 million from the prior quarter. The decrease was primarily due to lower losses in the U.S. real estate finance portfolio and our run-off businesses partially offset by higher losses in FirstCaribbean.
Non-interest expenses
Non-interest expenses were up $95 million or 6% from the same quarter last year, primarily due to higher performance-related compensation, pension expenses and occupancy costs, and the ABCP settlement, partially offset by lower business and capital taxes.
     Non-interest expenses were up $79 million or 5% from the prior quarter, primarily due to higher performance-related compensation, pension expenses and the ABCP settlement, partially offset by lower computer related expenses, professional fees, and business and capital taxes.

18	CIBC First Quarter 2010

Income taxes
Income tax expense was $286 million, compared with a benefit of $67 million in the same quarter last year. The primary reason for this change was higher income in the current quarter. The current quarter also included a future tax asset write-down of $25 million resulting from the enactment of lower Ontario corporate tax rates.
     Income tax expense was up $141 million from the prior quarter, for the reasons noted above. Also, the prior quarter included $62 million of favourable tax adjustments, including the write-up of future tax assets.
     At the end of the quarter, our future income tax asset was $1,379 million, net of a $94 million (US$88 million) valuation allowance. Included in the future income tax asset are $760 million related to Canadian non-capital loss carryforwards that expire in 19 years, $62 million related to Canadian capital loss carryforwards that have no expiry date, and $337 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3.0 billion. During the quarter, CRA proposed to deny the Enron-related legal expenses and make certain other miscellaneous adjustments. These additional items have been factored into the tax and interest amounts below. We filed a Notice of Objection in December 2009 and intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $155 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $860 million and non-deductible interest thereon of $154 million would be incurred.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. We are now engaged in the process of finalizing amounts with the U.S. revenue authorities for the various affected taxation years. It is expected that this will be concluded in 2010. While we believe our provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing actual amounts with the U.S. revenue authorities.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar appreciated 14% on average relative to the U.S. dollar from the same quarter last year, resulting in a $23 million decrease in the translated value of our U.S. dollar earnings.
     The Canadian dollar appreciated 2% on average relative to the U.S. dollar from the prior quarter, resulting in a $3 million decrease in the translated value of our U.S. dollar earnings.

19	CIBC First Quarter 2010

Review of quarterly financial information

	2010				2009			2008

$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct.31	Jul. 31	Apr. 30	Jan.31	Oct.31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,402	$2,356	$2,318	$2,223	$2,375	$2,345	$2,347	$2,252
Wholesale Banking	613	503	552	(213)	(330)	(302)	(574)	(2,140)
Corporate and Other	46	29	(13)	151	(23)	161	132	14

Total revenue	3,061	2,888	2,857	2,161	2,022	2,204	1,905	126
Provision for credit losses	359	424	547	394	284	222	203	176
Non-interest expenses	1,748	1,669	1,699	1,639	1,653	1,927	1,725	1,788

Income (loss) before taxes and non-controlling interests	954	795	611	128	85	55	(23)	(1,838)
Income tax (benefit) expense	286	145	172	174	(67)	(384)	(101)	(731)
Non-controlling interests	16	6	5	5	5	3	7	4

Net income (loss)	$652	$644	$434	$(51)	$147	$436	$71	$(1,111)

Earnings (loss) per share — basic	$1.59	$1.57	$1.02	$(0.24)	$0.29	$1.07	$0.11	$(3.00)
— diluted(1)	$1.58	$1.56	$1.02	$(0.24)	$0.29	$1.06	$0.11	$(3.00)

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale banking activities.
     Wholesale Banking revenue was adversely affected in 2008 and early 2009, due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM. Foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarter of 2008 included foreign exchange gains on repatriation activities.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards and personal lending portfolios. This is the result of both volume growth as well as economic deterioration in the consumer sector. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. Wholesale Banking provisions trended higher in 2009, reflective of the recessions in the U.S. and Europe. There has been an increase in general allowance in each quarter since.
     Performance-related compensation has been lower over the quarters in 2008 and 2009. The fourth quarter of 2008 included severance related expenses.
     The second and third quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008. Tax-exempt income had steadily decreased since the third quarter of 2008 until the third quarter of 2009. Thereafter, tax exempt income levels have remained fairly constant. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarter of 2008 included income tax expenses on repatriation activities. The current quarter and the second quarter of 2009 included write-downs of future tax assets. The fourth quarter of 2009 included a tax benefit primarily from a positive revaluation of future tax assets.

20	CIBC First Quarter 2010

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 57 of the 2009 Annual Accountability Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.
Operations Measures

		For the three months ended
		2010	2009	2009
$ millions, except per share amounts		Jan. 31	Oct. 31	Jan. 31

Net interest income		$1,514	$1,419	$1,333
Non-interest income		1,547	1,469	689

Total revenue per interim financial statements	A	$3,061	$2,888	$2,022
TEB adjustment	B	8	7	15

Total revenue (TEB) (1)	C	$3,069	$2,895	$2,037

Non-interest expenses per interim financial statements	D	$1,748	$1,669	$1,653
Less: amortization of other intangible assets		10	10	11

Cash non-interest expenses (1)	E	$1,738	$1,659	$1,642

Income before taxes and non-controlling interests per interim financial statements	F	$954	$795	$85
TEB adjustment	B	8	7	15

Income before taxes and non-controlling interests (TEB) (1)	G	$962	$802	$100

Net income applicable to common shares	H	$610	$601	$111
Add: after-tax effect of amortization of other intangible assets		8	8	9

Cash net income applicable to common shares (1)	I	$618	$609	$120

Basic weighted-average common shares (thousands)	J	384,442	382,793	380,911
Diluted weighted-average common shares (thousands)	K	385,598	383,987	381,424

Cash efficiency ratio (TEB) (1)	E/C	56.6%	57.3%	80.6%

Cash basic earnings (loss) per share (1)	I/J	$1.61	$1.59	$0.32

Cash diluted earnings (loss) per share (1)	I/K	$1.60	$1.59	$0.31

(1)	Non-GAAP measure.
Business unit allocations
Treasury activities impact the reported financial results of CIBC’s strategic business units (CIBC Retail Markets and Wholesale Banking).
     Each business line is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the business units. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” business line within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the business units in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with business unit activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     In addition, non-interest expenses are attributed to the business unit to which they relate. Indirect expenses are allocated to the business units based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocations methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.

21	CIBC First Quarter 2010

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products and services to almost 11 million clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore, and the Caribbean. In addition, we offer a full range of financial services to clients in over 17 regional markets in the Caribbean through FirstCaribbean International Bank.
Results (1)

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31 (3)	Jan. 31 (3)

Revenue
Personal banking	$1,601	$1,562	$1,454
Business banking	331	334	315
Wealth management	346	337	323
FirstCaribbean	157	160	180
Other	(33)	(37)	103

Total revenue (a)	2,402	2,356	2,375
Provision for credit losses	365	362	278
Non-interest expenses (b)	1,314	1,338	1,291

Income before taxes and non-controlling interests	723	656	806
Income tax expense	189	182	224
Non-controlling interests	5	6	5

Net income (c)	$529	$468	$577

Efficiency ratio (b/a)	54.7%	56.8%	54.4%
Amortization of other intangible assets (d)	$7	$7	$8
Cash efficiency ratio(2) ((b-d)/a)	54.4%	56.5%	54.0%
ROE(2)	42.3%	37.8%	45.8%
Charge for economic capital(2) (e)	$(173)	$(169)	$(168)
Economic profit(2) (c+e)	$356	$299	$409
Full-time equivalent employees	28,933	28,921	29,096

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Prior period amounts have been restated to reflect the retroactive transfer of certain businesses from CIBC Retail Markets to Wholesale Banking. Refer to “External Reporting Changes” on page 5 for details.
Financial overview
Net income for the quarter was $529 million, a decrease of $48 million or 8% from the same quarter last year. Revenue increased by 1% as a result of wider spreads and strong volume growth, largely offset by higher loan losses.
     Net income was up $61 million or 13% compared with the prior quarter as revenue increased by 2% and expenses were lower by 2%.
Revenue
Revenue was up $27 million or 1% from the same quarter last year.
     Personal banking revenue was up $147 million or 10%, with wider spreads and strong volume growth partially offset by lower mortgage prepayment penalty fees.
     Business banking revenue was up $16 million or 5%, as higher commercial banking fees were partially offset by narrower spreads.
     Wealth management revenue was up $23 million or 7%, primarily due to market driven increases in asset values and higher transaction volumes partially offset by narrower spreads.
     FirstCaribbean revenue was down $23 million or 13%, primarily due to a stronger Canadian dollar and lower volumes partially offset by higher securities gains.
     Other revenue was down $136 million due to lower treasury allocations.
Revenue was up $46 million from the prior quarter.
     Personal banking revenue was up $39 million, primarily due to volume growth across most products and wider spreads.
     Business banking revenue was down $3 million, primarily due to narrower spreads partially offset by volume growth in deposits and lending.
     Wealth management revenue was up $9 million, mainly due to market driven increases in asset values.
     FirstCaribbean revenue was down $3 million, primarily due to a stronger Canadian dollar.
     Other revenue was up $4 million due to higher treasury allocations.

22	CIBC First Quarter 2010

Provision for credit losses
The provision for credit losses was up $87 million or 31% from the same quarter last year. The increase was largely attributed to higher write-offs and bankruptcies in cards, personal lending and FirstCaribbean.
     The provision for credit losses was consistent with the prior quarter as higher loan losses for FirstCaribbean were offset by lower losses on personal lending.
Non-interest expenses
Non-interest expenses were up $23 million or 2% from the same quarter last year. The increase was primarily due to higher performance-related compensation and pension expenses, partially offset by lower support expenses and a stronger Canadian dollar impacting FirstCaribbean.
     Non-interest expenses were down $24 million from the prior quarter. The decrease was primarily due to lower project expenses due to timing of projects and lower performance-related compensation.
Income taxes
Income taxes were down $35 million or 16% from the same quarter last year, mainly due to lower income and a lower effective tax rate.
     Income taxes were up $7 million from the prior quarter, primarily due to an increase in income partially offset by a lower effective tax rate.

23	CIBC First Quarter 2010

WHOLESALE BANKING
Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31 (3)	Jan. 31 (3)

Revenue (TEB)(2)
Capital markets	$277	$261	$332
Corporate and investment banking	212	161	171
Other	132	88	(818)

Total revenue (TEB)(2)	621	510	(315)
TEB adjustment	8	7	15

Total revenue	613	503	(330)
Provision for (reversal of) credit losses	24	82	(11)
Non-interest expenses	318	245	281

Income (loss) before taxes and non-controlling interests	271	176	(600)
Income tax expense (benefit)	76	16	(223)
Non-controlling interests	11	—	—

Net income (loss) (a)	$184	$160	$(377)

ROE(2)	35.7%	28.2%	(56.1)%
Charge for economic capital(2) (b)	$(71)	$(76)	$(95)
Economic (loss) profit(2) (a+b)	$113	$84	$(472)
Full-time equivalent employees	1,050	1,077	1,106

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Prior period amounts have been restated to reflect the retroactive transfer of certain businesses from CIBC Retail Markets to Wholesale Banking. Refer to “External Reporting Changes” on page 5 for details.
Financial overview
Net income for the current quarter was $184 million, compared to a net loss of $377 million in the same quarter last year, primarily due to income in the structured credit run-off business compared to losses in the last year quarter. During the quarter we realized a $46 million gain on the sale of a merchant banking investment. Net of minority interest and related expenses, the after-tax gain on the sale was $18 million.
     Net income was up $24 million from the prior quarter, mainly due to higher revenue, including the merchant banking gain noted above, and a lower provision for credit losses in the current quarter, partially offset by higher non-interest expenses.
Revenue
Revenue was up $943 million from the same quarter last year.
     Capital markets revenue was down $55 million, primarily due to lower foreign exchange and equity trading revenue.
     Corporate and investment banking revenue was up $41 million, mainly due to higher gains net of write-downs, including the merchant banking gain, discussed above.
     Other revenue was up $950 million, primarily due to income in the structured credit run-off business compared to losses in the last year quarter. The increase was partially offset by MTM losses on our corporate loan credit derivatives compared to MTM gains in the prior year quarter. The prior year quarter also had losses and write-downs in the legacy merchant banking portfolio and losses related to leveraged leases.
Revenue was up $110 million from the prior quarter.
     Capital markets revenue was up $16 million, mainly due to higher foreign exchange and commodities trading, and higher debt new issuance.
     Corporate and investment banking revenue was up $51 million, primarily due to higher gains net of write-downs in the core merchant banking portfolio and higher revenue in corporate credit products.
     Other revenue was up $44 million due to lower MTM losses on our corporate loan credit derivatives and higher gains in the legacy merchant banking portfolio. Lower revenue in structured credit run-off was largely offset by lower losses in other trading positions which we are managing down.

24	CIBC First Quarter 2010

Provision for credit losses
The provision for credit losses was $35 million higher than the same quarter last year, mainly due to higher provisions in the U.S. real estate finance portfolio and lower recoveries.
     The provision for credit losses was $58 million lower than the prior quarter, mainly due to lower losses in the U.S. real estate finance, Canadian corporate credit and European leveraged loan portfolios.
Non-interest expenses
Non-interest expenses were up $37 million from the same quarter last year and up $73 million from the prior quarter, primarily due to the ABCP settlement and higher performance-related compensation.
Income taxes
Income tax expense was $76 million compared to a benefit of $223 million in the same quarter last year, due to the impact of the structured credit run-off business.
     Income tax expense was up $60 million from the prior quarter due to higher income and $24 million of prior quarter favourable tax adjustments.
Full time equivalent employees
The full time equivalent employees were down 56 from the same quarter last year and 27 from the prior quarter, primarily due to continued cost reduction initiatives.

25	CIBC First Quarter 2010

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups – Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management – that support CIBC’s business lines. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31	Jan. 31

Total revenue	$46	$29	$(23)
(Reversal of) provision for credit losses	(30)	(20)	17
Non-interest expenses	116	86	81

Loss before taxes	(40)	(37)	(121)
Income tax expense (benefit)	21	(53)	(68)

Net (loss) income	$(61)	$16	$(53)

Full-time equivalent employees	11,836	11,943	12,118

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net loss was up $8 million from the same quarter last year, primarily due to the write-down of future tax assets resulting from the enactment of lower Ontario corporate tax rates, and higher unallocated corporate support costs, partly offset by a lower provision for credit losses in the general allowance.
     Net loss in the current quarter was $61 million compared with net income of $16 million in the prior quarter. The current quarter included the above-noted write-down of future tax assets, whereas the prior quarter included $38 million of favourable tax adjustments.
Revenue
Revenue was up $69 million from the same quarter last year, primarily due to lower treasury losses on securitization activities. The last year quarter included a $48 million foreign exchange loss on repatriation activities.
     Revenue was up $17 million from the prior quarter, primarily due to lower unallocated treasury losses.
Reversal of credit losses
Reversal of credit losses was up $47 million from the same quarter last year, and up $10 million from the prior quarter, primarily due to a lower provision for credit losses in the general allowance.
Non-interest expenses
Non-interest expenses were up $35 million from the same quarter last year, and up $30 million from the prior quarter, primarily due to higher unallocated corporate support costs related to pension and performance-related compensation.
Income tax
Income tax expense was $21 million compared with an income tax benefit of $68 million in the same quarter last year. The current quarter had a write-down of future tax assets as noted above. The prior year quarter included a $52 million tax benefit related to the foreign exchange loss on repatriation activities.
     Income tax expense was $21 million, compared with an income tax benefit of $53 million in the prior quarter, for the reasons noted above.
Full time equivalent employees
The full time equivalent employees were down 282 from the same quarter last year, and 107 from the prior quarter, primarily due to continuing cost reduction initiatives.

26	CIBC First Quarter 2010

FINANCIAL CONDITION
Review of consolidated balance sheet

	2010	2009
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$8,290	$7,007
Securities	76,044	77,576
Securities borrowed or purchased under resale agreements	32,497	32,751
Loans	173,118	167,212
Derivative instruments	23,563	24,696
Other assets	23,727	26,702

Total assets	$337,239	$335,944

Liabilities and shareholders’ equity
Deposits	$224,269	$223,117
Derivative instruments	25,686	27,162
Obligations related to securities lent or sold short or under repurchase agreements	49,242	43,369
Other liabilities	17,438	22,090
Subordinated indebtedness	5,119	5,157
Preferred share liabilities	600	600
Non-controlling interests	171	174
Shareholders’ equity	14,714	14,275

Total liabilities and shareholders’ equity	$337,239	$335,944

Assets
As at January 31, 2010 total assets were up $1.3 billion from October 31, 2009.
     Cash and deposits with banks increased by $1.3 billion or 18%, mainly due to higher treasury deposit placements.
     Securities decreased by $1.5 billion or 2%, primarily due to a decline in AFS and designated at fair value (FVO) securities offset by an increase in Trading securities. The decrease in AFS securities was mainly in government issued short-term bonds. FVO securities declined mainly due to the sale of mortgage-backed securities partially offset by new securitizations during the quarter. Trading securities increased mainly in government issued short-term bonds and equity securities reflecting normal trading activities.
     Loans increased by $5.9 billion or 4% largely due to the CLO loans that we assumed on termination of our written credit derivatives as described in the “Run-off businesses” section. There were also lower securitization activities in the quarter.
     Derivative instruments reduced by $1.1 billion or 5%, largely due to volume driven decreases in credit derivatives.
     Other assets decreased by $3 billion or 11%, mainly due to a decrease in collateral pledged and lower items in transit compared to the previous quarter.
Liabilities
As at January 31, 2010, total liabilities were down $0.9 billion from October 31, 2009.
     Deposits increased by $1.2 billion largely due to retail volume growth and reclassification of certain payables from other liabilities. The increase was partially offset by a reduction in our funding requirements and client-driven activities.
     Derivative instruments decreased by $1.5 billion or 5%, largely due to volume driven decreases in credit derivatives.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $5.9 billion or 14% as a result of normal client-driven activities and funding requirements.
     Other liabilities and acceptances decreased by $4.7 billion or 21% largely due to the reclassification of certain payables mentioned above and a decline in collateral pledged.
Shareholders’ equity
The increase in Shareholders’ equity is primarily due to a net increase in retained earnings during the quarter.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 65 to 69 of the 2009 Annual Accountability Report.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2010		2009
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$14,589		$14,154
Tier 2 capital	4,578		4,673
Total regulatory capital	19,167		18,827
Risk-weighted assets	112,122		117,298
Tier 1 capital ratio	13.0%		12.1%
Total capital ratio	17.1%		16.1%
Assets-to-capital multiple	16.1	x	16.3	x

Tier 1 ratio was up 0.9% and the total capital ratio was up 1.0% from year-end. The capital ratios benefited from lower risk-weighted assets (RWAs) and an increase in both Tier 1 and total capital.
     The $5.2 billion decrease in RWAs from year-end was largely attributable to a decrease in structured credit exposure to financial guarantors, updates to advanced internal ratings based (AIRB) model parameters and a decrease in corporate exposure.
     Tier 1 and total capital increased from year-end mainly due to internal capital generation and the issuance of $131 million of common shares during the quarter.

27	CIBC First Quarter 2010

Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 70 to 72 of the 2009 Annual Accountability Report.
     During the quarter, we securitized residential mortgages of $1.4 billion.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities and written credit derivatives are notional amounts.

	2010				2009
$ millions, as at	Jan. 31				Oct. 31
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC-sponsored conduits	$394	$2,732	(3)	$—	$556	$3,108	(3)	$—
CIBC structured CDO vehicles	651	52		603	737	66		652
Third-party structured vehicles — run-off	9,026	586		7,253	6,676	650		11,110
Third-party structured vehicles — continuing	1,861	—		—	1,695	—		—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae. $8.5 billion (Oct. 31, 2009: $6.1 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $3.5 billion (Oct. 31, 2009: $4.1 billion). Notional amounts of $6.7 billion (Oct. 31, 2009: $10.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $0.5 billion (Oct. 31, 2009: $0.6 billion). Accumulated fair value losses amount to $2.3 billion (Oct. 31, 2009: $2.5 billion) on unhedged written credit derivatives.

(3)	Net of $394 million (Oct. 31, 2009: $556 million) of investment and loans in CIBC sponsored conduits.
In the third quarter of 2009, we consolidated certain third-party structured CDOs after determining that we are the primary beneficiary following the commutation of our protection from a financial guarantor. The table above excludes our investments (fair value of $61 million as at January 31, 2010) in, and written credit derivatives (notional of $1.9 billion and negative fair value of $1.6 billion, as at January 31, 2010) on, the notes of these CDOs.
Additional details of our own asset securitization activities and our exposures to variable interest entities are provided in Note 4 to the interim consolidated financial statements.

28	CIBC First Quarter 2010

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 73 to 88 of the 2009 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2009 Annual Accountability Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

•	Retail Lending & Wealth Risk Management — This unit oversees the management of credit and fraud risk in the retail lines and loans and residential mortgage portfolios, including the optimization of lending profitability.

•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our small business, commercial and wholesale lending activities globally, as well as management of the special loans and investments portfolios.

•	Risk Services - This unit is responsible for a range of activities, including: regulatory and economic capital reporting; operational risk management; and vetting and validating of models and parameters. Risk services is also responsible for various risk policies including those associated with credit, operational, and reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $494.4 billion as at January 31, 2010 (October 31, 2009: $486.8 billion). Overall exposure was up $7.5 billion, with the increase across both the retail and business and government portfolios.
Gross exposure at default, before credit risk mitigation

	2010	2009
$ millions, as at	Jan. 31	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$95,866	$102,449
Undrawn commitments	22,965	22,368
Repo-style transactions	88,186	83,805
Other off-balance sheet	40,106	34,841
OTC derivatives	14,505	15,257

	$261,628	$258,720

Retail Portfolios-AIRB approach
Drawn	$133,791	$130,028
Undrawn commitments	67,174	67,323
Other off-balance sheet	388	412

	$201,353	$197,763

Standardized portfolios	$12,584	$12,916
Securitization exposures	18,813	17,446

	$494,378	$486,845

Included in the business and government portfolios-AIRB approach is EAD of $1.7 billion in the probability of default band considered watch list as at January 31, 2010 (October 31, 2009: $1.9 billion).
     The decrease in watch list exposures in the current quarter was largely driven by the downgrade of certain customers in our ELF run-off portfolio. The majority of watch list exposures are from the financial services sector, including financial guarantor exposures discussed in more detail in our “Run-off businesses” section.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2009 consolidated financial statements.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at January

29	CIBC First Quarter 2010

31, 2010, the CVA for all derivative counterparties was $1.4 billion (October 31, 2009: $2.2 billion).
Rating profile of derivative MTM receivables (1)

	2010		2009
$ billions, as at	Jan.31		Oct.31

Standard & Poor’s rating equivalent
AAA to BBB-	$5.7	74.6%	$6.1	75.5%
BB+ to B-	1.4	18.2	1.4	17.5
CCC+ to CCC-	0.4	5.3	0.4	5.1
Below CCC-	0.1	0.8	0.1	1.0
Unrated	0.1	1.1	0.1	0.9

Total	$7.7	100.0%	$8.1	100.0%

(1)	MTM value of the derivative contracts after CVA and derivative master netting agreements but before any collateral.
Impaired loans and allowance and provision for credit losses

	2010	2009
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$796	$727
Business and government(1)	1,130	1,184

Total gross impaired loans	$1,926	$1,911

Allowance for credit losses
Consumer	$1,169	$1,132
Business and government(1)	795	828

Total allowance for credit losses	$1,964	$1,960

Comprises:
Specific allowance for loans (2)	$730	$735
General allowance for loans (2)	1,234	1,225

Total allowance for credit losses	$1,964	$1,960

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes specific and general allowance for letters of credit and undrawn credit facilities of nil and $75 million respectively (October 31, 2009: $1 million and $82 million respectively).
Gross impaired loans were up $15 million or 1% from October 31, 2009. Consumer gross impaired loans were up $69 million or 9%, largely attributable to increased new classifications in residential mortgages. Business and government gross impaired loans were down $54 million or 5%, due to a decrease in financial institutions, partially offset by increases in the business services, and real estate and construction sectors.
     The allowance for credit losses was up $4 million from October 31, 2009. Specific allowance was down $5 million or 1%, primarily due to a decrease in publishing and broadcasting, partially offset by increases in business services, real estate, and construction sectors. The general allowance for loans was up $9 million or 1% driven by personal lending and credit cards, partially offset by a decrease in the allowance for business and government lending.
     For details on the provision for credit losses, see the “Financial performance review” section.
Market risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Trading activities
The following table shows Value-at-Risk (VaR) by risk type for CIBC’s trading activities.
     The VaR for the three months ended January 31, 2010 disclosed in the table and backtesting chart below exclude our exposures in our run-off businesses as described on pages 9 to 16 of the MD&A. Due to volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was down 31% from the last quarter, primarily due to changes in our market risk exposure across trading books, and general improvement in market conditions, especially in credit markets.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.

30	CIBC First Quarter 2010

VaR by risk type — trading portfolio (2)

As at or for the three months ended
	Jan. 31, 2010				Oct. 31, 2009		Jan. 31, 2009
$ millions	High	Low	As at	Average	As at	Average	As at	Average

Interest rate risk	$4.9	$1.6	$4.0	$2.7	$3.3	$4.5	$4.5	$4.8
Credit spread risk	0.6	0.3	0.4	0.4	0.5	0.6	1.6	2.1
Equity risk	2.5	1.0	1.1	1.3	1.2	1.5	4.0	4.8
Foreign exchange risk	1.9	0.4	0.6	0.8	1.1	1.2	0.5	1.3
Commodity risk	3.1	0.3	0.3	0.6	0.5	0.6	0.8	0.6
Debt specific risk	2.0	1.2	1.3	1.4	1.2	1.3	2.4	2.3
Diversification effect (1)	n/m	n/m	(3.1)	(3.6)	(3.4)	(4.5)	(7.1)	(7.8)

Total risk	$5.5	$2.8	$4.6	$3.6	$4.4	$5.2	$6.7	$8.1

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	The table excludes exposures in our run-off businesses.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 95% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a gain of $180 million related to changes in exposures and fair values of structured credit assets, as well as trading losses of $1 million related to loss from other positions in the run-off books.
Backtesting of trading revenue (TEB)(1) vs. VaR
(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next twelve months of an immediate 100 basis point increase or decrease in interest rates, adjusted for estimated prepayments as well as adjusted to accommodate the downward shock in the current interest rate environment.

31	CIBC First Quarter 2010

Interest rate sensitivity — non-trading (after-tax)

	2010			2009			2009
	Jan. 31			Oct. 31			Jan. 31
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income	$118	$(55)	$4	$134	$(21)	$2	$115	$(21)	$8
Change in present value of shareholders’ equity	186	(124)	(3)	322	(89)	(6)	203	(48)	(3)

100 basis points decrease in interest rates
Net income	$(87)	$40	$(4)	$(30)	$21	$(2)	$(53)	$20	$(9)
Change in present value of shareholders’ equity	(115)	104	2	(257)	75	5	(226)	47	1

Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $106.9 billion, as at January 31, 2010 (October 31, 2009: $104.3 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     CIBC continued to access some of the extraordinary liquidity facilities such as the expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of National Housing Act mortgage-backed securities (composed of insured residential mortgage pools). Generally speaking, however, conditions in capital markets are much improved allowing for easier access to longer term funding. On January 27, 2010, CIBC issued US$2 billion of covered bonds in the US market. The transaction was settled on February 3, 2010.
     Balance sheet liquid assets are summarized in the following table:

	2010	2009
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.2	$1.2
Deposits with banks	7.1	5.8
Securities issued by Canadian governments(1)	12.0	16.8
Mortgage-backed securities(1)	17.2	19.4
Other securities (2)	35.0	31.0
Securities borrowed or purchased under resale agreements	32.5	32.8

	$105.0	$107.0

following table:

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.
     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at January 31, 2010 totalled $40.4 billion (October 31, 2009: $36.7 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. There have been no changes to our credit ratings and outlook during the quarter at major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 86 to 87 of the 2009 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 87 to 88 of the 2009 Annual Accountability Report.

32	CIBC First Quarter 2010

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2009 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 89 to 95 of the 2009 Annual Accountability Report.
Valuation of financial instruments
In addition to our debt and equity trading securities and obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. Our FVO financial instruments include certain debt securities, business and government loans, and business and government bank deposits.
     The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs (Level 3), for the total bank and the structured credit business:

	Structured credit	Total	Total
$ millions, as at January 31, 2010	run-off business	CIBC	CIBC(1)

Assets
Trading securities	$1,332	$1,471	7.8%
AFS securities	20	2,691	7.4
FVO securities and loans	152	159	0.8
Derivative instruments	2,033	2,360	10.0

Liabilities
FVO deposits	$885	$885	20.5%
Derivative instruments	3,805	4,636	18.0

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our interest-only strips from the sale of securitized assets are sensitive to prepayment rates which we also consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market input. The effect of changing one or more of the assumptions to

33	CIBC First Quarter 2010

fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in a loss of approximately $27 million in our unhedged USRMM portfolio and $80 million in our non-USRMM portfolio, excluding unhedged loans (reclassified from held-to-maturity (HTM)) and before the impact of the Cerberus transaction.
     A 10% reduction in the MTM of our on-balance sheet hedged structured credit positions other than those classified as loans and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $10 million before the impact of the Cerberus transaction. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivables net of CVA from financial guarantors would result in a net loss of approximately $127 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $31 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $98 million.
     A 10% reduction in the mark-to-market of our on-balance sheet asset-backed securities that are valued using non-observable credit spreads would result in a net loss of approximately $144 million.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, for the quarter ended January 31, 2010 was $6 million (for the quarter ended January 31, 2009: net loss of $691 million). We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

	2010	2009
$ millions, as at	Jan. 31	Oct.31

Trading securities
Market risk	$3	$7
Derivatives
Market risk	81	81
Credit risk	1,354	2,241
Administration costs	32	33
Other	2	2

	$1,472	$2,364

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Accounting Developments
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. We will adopt IFRS commencing November 1, 2011 also presenting comparative financial statements, for the year commencing November 1, 2010 and as a result, we will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition project continues to progress on track with our transition plan.
     The impact of IFRS to CIBC at transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2010, of CIBC’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

34	CIBC First Quarter 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contents

36	Consolidated balance sheet
37	Consolidated statement of operations
38	Consolidated statement of changes in shareholders’ equity
39	Consolidated statement of comprehensive income
40	Consolidated statement of cash flows
41	Notes to the interim consolidated financial statements

41	Note 1	—	Fair value of financial instruments
43	Note 2	—	Securities
44	Note 3	—	Loans
44	Note 4	—	Securitizations and variable interest entities
47	Note 5	—	Share capital
47	Note 6	—	Financial guarantors
47	Note 7	—	Income taxes
48	Note 8	—	Employee future benefit expenses
48	Note 9	—	Earnings per share (EPS)
48	Note 10	—	Guarantees
49	Note 11	—	Contingent liabilities
50	Note 12	—	Segmented information

35	CIBC First Quarter 2010

CONSOLIDATED BALANCE SHEET

	2010	2009
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,917	$1,812

Interest-bearing deposits with banks	6,373	5,195

Securities (Note 2)
Trading	18,823	15,110
Available-for-sale (AFS)	37,290	40,160
Designated at fair value (FVO)	19,931	22,306

	76,044	77,576

Securities borrowed or purchased under resale agreements	32,497	32,751

Loans
Residential mortgages	89,605	86,152
Personal	34,059	33,869
Credit card	12,122	11,808
Business and government	39,296	37,343
Allowance for credit losses (Note 3)	(1,964)	(1,960)

	173,118	167,212

Other
Derivative instruments	23,563	24,696
Customers’ liability under acceptances	6,997	8,397
Land, buildings and equipment	1,624	1,618
Goodwill	1,954	1,997
Software and other intangible assets	635	669
Other assets (Note 7)	12,517	14,021

	47,290	51,398

	$337,239	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$111,237	$108,324
Business and government	105,920	107,209
Bank	7,112	7,584

	224,269	223,117

Other
Derivative instruments	25,686	27,162
Acceptances	6,997	8,397
Obligations related to securities sold short	7,137	5,916
Obligations related to securities lent or sold under repurchase agreements	42,105	37,453
Other liabilities	10,441	13,693

	92,366	92,621

Subordinated indebtedness	5,119	5,157

Preferred share liabilities	600	600

Non-controlling interests	171	174

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares (Note 5)	6,371	6,240
Treasury shares	1	1
Contributed surplus	94	92
Retained earnings	5,432	5,156
Accumulated other comprehensive loss (AOCI)	(340)	(370)

	14,714	14,275

	$337,239	$335,944

The accompanying notes are an integral part of these consolidated financial statements.

36	CIBC First Quarter 2010

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	2010	2009	2009
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Interest income
Loans	$1,761	$1,703	$2,016
Securities borrowed or purchased under resale agreements	30	31	171
Securities	371	367	554
Deposits with banks	9	8	54

	2,171	2,109	2,795

Interest expense
Deposits	502	527	1,040
Other liabilities	104	110	350
Subordinated indebtedness	43	45	64
Preferred share liabilities	8	8	8

	657	690	1,462

Net interest income	1,514	1,419	1,333

Non-interest income
Underwriting and advisory fees	144	132	102
Deposit and payment fees	190	193	193
Credit fees	87	85	60
Card fees	87	68	95
Investment management and custodial fees	110	112	108
Mutual fund fees	183	175	159
Insurance fees, net of claims	67	63	66
Commissions on securities transactions	121	124	120
Trading revenue (Note 6)	333	301	(720)
AFS securities gains (losses), net	93	42	148
FVO revenue	(205)	(155)	44
Income from securitized assets	151	149	119
Foreign exchange other than trading	78	63	117
Other	108	117	78

	1,547	1,469	689

Total revenue	3,061	2,888	2,022

Provision for credit losses (Note 3)	359	424	284

Non-interest expenses
Employee compensation and benefits (Note 8)	981	886	932
Occupancy costs	151	157	134
Computer, software and office equipment	242	251	245
Communications	69	70	68
Advertising and business development	42	46	47
Professional fees	43	54	40
Business and capital taxes	20	28	30
Other	200	177	157

	1,748	1,669	1,653

Income before income taxes and non-controlling interests	954	795	85
Income tax expense (benefit)	286	145	(67)

	668	650	152
Non-controlling interests	16	6	5

Net income	$652	$644	$147

Earnings per share (in dollars) (Note 9) —Basic	$1.59	$1.57	$0.29
—Diluted	$1.58	$1.56	$0.29
Dividends per common share (in dollars)	$0.87	$0.87	$0.87

The accompanying notes are an integral part of these consolidated financial statements.

37	CIBC First Quarter 2010

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
	2010	2009	2009
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Preferred shares
Balance at beginning and end of period	$3,156	$3,156	$2,631

Common shares
Balance at beginning of period	$6,240	$6,161	$6,062
Issue of common shares	131	79	12
Issuance costs, net of related income taxes	—	—	—

Balance at end of period	$6,371	$6,240	$6,074

Treasury shares
Balance at beginning of period	$1	$1	$1
Purchases	(853)	(920)	(1,955)
Sales	853	920	1,954

Balance at end of period	$1	$1	$—

Contributed surplus
Balance at beginning of period	$92	$101	$96
Stock option expense	3	2	4
Stock options exercised	(1)	—	—
Net premium (discount) on treasury shares	—	(3)	1
Other	—	(8)	(1)

Balance at end of period	$94	$92	$100

Retained earnings
Balance at beginning of period, as previously reported	$5,156	$4,886	$5,483
Adjustment for change in accounting policies	—	—	(6	)(1)

Balance at beginning of period, as restated	5,156	4,886	5,477
Net income	652	644	147
Dividends
Preferred	(42)	(43)	(36)
Common	(335)	(333)	(332)
Other	1	2	1

Balance at end of period	$5,432	$5,156	$5,257

AOCI, net of tax
Balance at beginning of period	$(370)	$(485)	$(442)
Other comprehensive income (OCI)	30	115	52

Balance at end of period	$(340)	$(370)	$(390)

Retained earnings and AOCI	$5,092	$4,786	$4,867

Shareholders’ equity at end of period	$14,714	$14,275	$13,672

(1)	Represents the impact of changing the measurement date for employee future benefits.
The accompanying notes are an integral part of these consolidated financial statements.

38	CIBC First Quarter 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended
	2010	2009	2009
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Net income	$652	$644	$147

OCI, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(57)	(10)	26
Net gains (losses) on hedges of foreign currency translation adjustments	17	(8)	3

	(40)	(18)	29

Net change in AFS securities
Net unrealized gains on AFS securities	112	179	87
Transfer of net gains to net income	(36)	(37)	(62)

	76	142	25

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(10)	(13)	(4)
Net losses on derivatives designated as cash flow hedges transferred to net income	4	4	2

	(6)	(9)	(2)

Total OCI	30	115	52

Comprehensive income	$682	$759	$199

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended
	2010	2009	2009
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$2	$(3)	$(7)
Changes on hedges of foreign currency translation adjustments	(4)	1	(15)
Net change in AFS securities
Net unrealized gains on AFS securities	(45)	(34)	(56)
Transfer of net gains to net income	18	18	30
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	4	6	3
Changes on derivatives designated as cash flow hedges transferred to net income	—	(5)	(1)

	$(25)	$(17)	$(46)

The accompanying notes are an integral part of these consolidated financial statements.

39	CIBC First Quarter 2010

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2010	2009	2009
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net income	$652	$644	$147
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	359	424	284
Amortization (1)	94	102	103
Stock-based compensation	3	2	(3)
Future income taxes	228	188	(130)
AFS securities (gains) losses, net	(93)	(42)	(148)
Losses (gains) on disposal of land, buildings and equipment	—	(1)	(1)
Other non-cash items, net	(216)	(122)	(8)
Changes in operating assets and liabilities
Accrued interest receivable	64	(72)	134
Accrued interest payable	(83)	(160)	(92)
Amounts receivable on derivative contracts	1,086	3,736	(5,196)
Amounts payable on derivative contracts	(1,392)	(4,095)	5,345
Net change in trading securities	(3,713)	(719)	21,031
Net change in FVO securities	2,375	1,203	63
Net change in other FVO assets and liabilities	(167)	(2,648)	4,083
Current income taxes	(108)	(129)	87
Other, net	213	1,181	(236)

	(698)	(508)	25,463

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	1,422	11,428	(9,304)
Obligations related to securities sold short	1,232	(259)	(1,054)
Net obligations related to securities lent or sold under repurchase agreements	4,652	(3,562)	118
Redemption/repurchase of subordinated indebtedness	(5)	(524)	—
Issue of common shares, net	131	79	12
Net proceeds from treasury shares (purchased) sold	—	—	(1)
Dividends	(377)	(376)	(368)
Other, net	(2,036)	25	87

	5,019	6,811	(10,510)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(1,178)	(152)	(908)
Loans, net of repayments	(8,642)	(6,803)	(1,787)
Proceeds from securitizations	2,467	2,775	7,610
Purchase of AFS securities	(17,469)	(19,574)	(28,725)
Proceeds from sale of AFS securities	11,916	9,040	5,161
Proceeds from maturity of AFS securities	8,500	10,179	1,155
Net securities borrowed or purchased under resale agreements	254	(1,722)	2,343
Purchase of land, buildings and equipment	(57)	(89)	(35)

	(4,209)	(6,346)	(15,186)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(7)	3	8

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	105	(40)	(225)
Cash and non-interest-bearing deposits with banks at beginning of period	1,812	1,852	1,558

Cash and non-interest-bearing deposits with banks at end of period (2)	$1,917	$1,812	$1,333

Cash interest paid	$740	$850	$1,554
Cash income taxes paid (recovered)	$167	$87	$(25)

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes restricted cash balances of $272 million (October 31, 2009: $268 million; January 31, 2009: $329 million)
The accompanying notes are an integral part of these consolidated financial statements.

40	CIBC First Quarter 2010

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2009. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009, as set out on pages 96 to 167 of the 2009 Annual Accountability Report.
1. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2009 consolidated financial statements.
Sensitivities to non-observable inputs
Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business. These positions are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable. We have certain AFS securities and swap arrangements relating to the sale of securitized assets that are sensitive to prepayment rates and liquidity rates respectively, both of which we consider to be non-observable market inputs. In addition certain asset-backed securities are sensitive to credit spreads which we consider to be a non-observable market inputs.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $27 million in our unhedged USRMM portfolio and $80 million in our unhedged non-USRMM portfolio, excluding unhedged loans (reclassified from HTM) and before the impact of our transaction with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM exposures.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions, other than those classified as loans, and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $10 million before the impact of the Cerberus protection.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $127 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $31 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $98 million.
     A 10% reduction in the mark-to-market of our asset-backed securities that are valued using non-observable credit spreads would result in a net loss of approximately $144 million.

41	CIBC First Quarter 2010

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1	Level 2	Level 3
		Valuation technique —	Valuation technique —
	Quoted market	observable market	non-observable
$ millions, as at January 31, 2010	price	inputs	market inputs

Assets
Trading securities
Government issued and guaranteed securities	$3,475	$6,231	$138
Corporate equity	5,924	534	—
Corporate debt	—	991	54
Mortgage- and asset-backed securities	—	197	1,279

	$9,399	$7,953	$1,471
AFS securities
Government issued and guaranteed securities	$10,219	$16,377	$10
Corporate debt	—	4,236	26
Mortgage- and asset-backed securities	—	2,942	2,651
Corporate public equity	8	70	4

	$10,227	$23,625	$2,691
FVO securities and loans	—	19,942	159
Derivative instruments	230	20,973	2,360

Total assets	$19,856	$72,493	$6,681

October 31, 2009	$42,057	$54,298	$5,320

Liabilities
Obligations related to securities sold short	$3,615	$3,522	$—
FVO deposits	—	3,425	885
Derivative instruments	250	20,800	4,636

Total liabilities	$3,865	$27,747	$5,521

October 31, 2009	$5,444	$26,299	$5,820

During the quarter, we reclassified certain government issued and guaranteed securities from Level 1 to Level 2 to reflect our use of valuation techniques with observable market inputs. As a result of the reclassification, the fair values of these securities as at January 31, 2010, included in Level 2 that would previously have been included in Level 1 in the table above, are $4,710 million of trading securities, $12,607 million of AFS securities, $757 million of FVO securities and $2,416 million of obligations related to securities sold short.
     Certain corporate debt securities were also reclassified during the quarter from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities, as at January 31, 2010, included in Level 2 that would previously have been included in Level 1 in the table above, are $107 million of trading securities and $3,440 million of AFS securities.
     In addition, certain asset-backed AFS securities of $1,269 million that would previously have been included in Level 2, were reclassified to Level 3 during the quarter, due to a lack of observable market inputs.
     The net gain recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market inputs, for the quarter ended January 31, 2010 was $6 million (net gain of $723 million and a net loss of $691 million for the three months ended October 31, 2009 and January 31, 2009 respectively).
     The following table presents the changes in fair value of Level 3 assets, liabilities and derivative assets and liabilities net, for the quarter ended January 31, 2010. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different Level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

42	CIBC First Quarter 2010

	Net realized/unrealized
		gains/(losses) included in
		Net			Net sales		Unrealized
	Opening	income/		Transfer in	and	Closing	gains/
$ millions, as at January 31, 2010	Balance	(loss) (1)	OCI	to Level 3(3)	settlements	balance	(losses)(2)

Financial assets
Trading securities	$1,360	$130	$—	$—	$(19)	$1,471	$117
AFS securities	1,297	138	20	1,269	(33)	2,691	108
FVO securities and loans	210	(6)	—	—	(45)	159	5

	$2,867	$262	$20	$1,269	$(97)	$4,321	$230

Financial liabilities
FVO deposits	$689	$(222)	$—	$—	$(26)	$885	$(211)
Derivative instruments (net)	2,678	(34)	—	—	(436)	2,276	202

	$3,367	$(256)	$—	$—	$(462)	$3,161	$(9)

(1)	Includes foreign currency gains and losses.

(2)	Changes in unrealized gains/(losses) included in earnings for instruments held as at January 31, 2010.

(3)	Includes AFS securities that were reclassified from Level 2 to Level 3 during the quarter, as noted above.
Fair value option
Financial instruments designated at fair value are those that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $20,101 million and $4,310 million respectively as at January 31, 2010 ($22,532 million and $4,485 million as at October 31, 2009). For the quarter ended January 31, 2010, the FVO designated items and related hedges resulted in a net loss of $137 million (a net loss of $91 million and net income of $96 million for the three months ended October 31, 2009 and January 31, 2009 respectively), which included net interest income of $68 million ($63 million and $54 million for the three months ended October 31, 2009 and January 31, 2009 respectively).
     The impact of changes in credit spreads on FVO designated loans was a gain of $10 million for the quarter ended January 31, 2010 ($7 million gain and $69 million loss for the three months ended October 31, 2009 and January 31, 2009 respectively), and nil for the quarter ended January 31, 2010 ($1 million gain and $18 million loss for the three months ended October 31, 2009 and January 31, 2009 respectively) net of credit hedges. There was no impact of CIBC’s credit risk on outstanding FVO designated liabilities in the current quarter ($2 million loss and $20 million loss for the three months ended October 31, 2009 and January 31, 2009 respectively).
2. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current quarter, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at	January 31, 2010		October 31, 2009
				Reclassified		Reclassified
				in 2009		in 2008
	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	value	value	value	value	value

Trading assets previously reclassified to HTM (currently in loans)	$5,805	$6,041	$—	$—	$5,843	$6,202
Trading assets previously reclassified to AFS	759	759	84	84	786	786

Total financial assets reclassified	$6,564	$6,800	$84	$84	$6,629	$6,988

43	CIBC First Quarter 2010

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31	Jan. 31

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$41	$39	$124
Impairment write-downs	—	(22)	—
Funding related interest expenses	(25)	(29)	(44)

Net income recognized, before taxes	$16	$(12)	$80

Impact if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$(125)	$(156)	$322
On trading assets previously reclassified to AFS	(1)	(11)	26

(Increase) reduction in income, before taxes	$(126)	$(167)	$348

3. Loans
Allowance for credit losses

	For the three months ended
	Jan. 31, 2010			Oct. 31, 2009	Jan. 31, 2009
	Specific	General	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$736	$1,307	$2,043	$1,980	$1,523
Provision for credit losses	357	2	359	424	284
Write-offs	(388)	—	(388)	(390)	(228)
Recoveries	32	—	32	26	44
Other	(7)	—	(7)	3	4

Balance at end of period	$730	$1,309	$2,039	$2,043	$1,627

Comprises:
Loans	$730	$1,234	$1,964	$1,960	$1,551
Undrawn credit facilities	$—	$75	$75	$82	$76
Letters of credit	—	—	—	$1	—

Impaired loans

			2010			2009
$ millions, as at			Jan. 31			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$462	$38	$424	$402	$35	$367
Personal	334	256	78	325	258	67
Business and government	1,130	436	694	1,184	442	742

Total impaired loans (1)	$1,926	$730	$1,196	$1,911	$735	$1,176

(1)	Average balance of gross impaired loans totalled $1,789 million (2009: $1,345 million).
4. Securitizations and variable interest entities Securitizations
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond (CMB) Program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the Government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. As at January 31, 2010, we had $1,004 million (October 31, 2009: $1,024 million) of interest-only strips relating to the securitized assets and another $34 million (October 31, 2009: $38 million) in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a qualifying specific purpose entity (QSPE). As at January 31, 2010, we had $95 million (October 31, 2009: $91 million) of interest-only strips relating to the securitized assets; we also held $270 million (October 31, 2009: $408 million) notes issued by the QSPE of which $230 million (October 31, 2009: $372 million) were R1 high notes and $40 million (October 31, 2009: $36 million) were R1 mid notes. A liquidity facility of $931 million ($661 million net of our investments in the QSPE) (October 31, 2009: $851 million ($443 million net of our investments in the QSPE)) was provided to the QSPE which was not drawn as at January 31, 2010. In addition

44	CIBC First Quarter 2010

we had a $28 million (October 31, 2009: $25 million) deposit with the QSPE as first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE as at January 31, 2010 were $932 million (October 31, 2009: $851 million), which includes $401 million (October 31, 2009: $414 million) Prime mortgages and $524 million (October 31, 2009: $431 million) Near-Prime/Alt-A mortgages. We held another $67 million (October 31, 2009: $116 million) in inventory that is available for securitization. The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 30 bps and an average loan-to-value ratio of 74%.
     Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at January 31, 2010, we held ownership certificates of $16 million (October 31, 2009: $26 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the quarter.
Cards
We securitize credit card receivables to Cards II Trust, a QSPE established to purchase co-ownership interests in the receivables. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     During the quarter, there were no securitizations of credit card receivables.
     As at January 31, 2010, our investments in the QSPE included interest-only strips of $10 million (October 31, 2009: $11 million), subordinated and enhancement notes of $266 million (October 31, 2009: $268 million), and senior notes of $96 million as at January 31, 2010 (October 31, 2009: $96 million).
The following table summarizes our residential mortgages related securitization and sales activity:

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31	Jan. 31

Securitized (1)	$1,351	$3,185	$7,864
Sold (1)(2)	2,444	2,826	7,601
Net cash proceeds	2,467	2,829	7,610
Retained interests	118	168	386
Gain on sale, net of transaction costs	58	64	(6)

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.3	4.0	3.4
Prepayment/payment rate	15.0-18.0	15.0-18.0	13.0 - 24.0
Discount rate	2.0-8.5	2.2-8.5	1.4 - 7.5
Expected credit losses	0.0-0.4	0.0-0.2	0.0 - 0.2

(1)	Includes $155 million (October 31, 2009: $90 million; January 31, 2009: Nil) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities on the consolidated balance sheet and are stated at fair value.
Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2009 consolidated financial statements, we are considered the primary beneficiary of certain VIEs. $1,058 million of total assets and liabilities were consolidated as at January 31, 2010 (October 31, 2009: $1,125 million).
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

	2010	2009
$ millions, as at	Jan. 31	Oct. 31

Trading securities	$738	$669
AFS securities	95	91
Residential mortgages	67	115
Other assets	158	250

	$1,058	$1,125

45	CIBC First Quarter 2010

VIEs that are not consolidated
Also as discussed in Note 6 to our 2009 consolidated financial statements, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary and thus do not consolidate. These VIEs include several CIBC-sponsored conduits and CDOs for which we acted as structuring and placement agents.
     We are not considered the primary beneficiary of CIBC Capital Trust, a trust wholly owned by CIBC. For additional details see Note 18 to our 2009 consolidated financial statements.
     We also have interests in securities issued by entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $3.5 billion as at January 31, 2010 (October 31, 2009: $4.1 billion). We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.
Our on balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions.

	CIBC —	CIBC —	Third-party
	sponsored	structured	structured vehicles
$ millions, as at January 31, 2010	conduits	CDO vehicles	Run-off	Continuing	Total

On balance sheet assets(1)
Trading securities	$178	$—	$511	$11	$700
AFS securities	145	5	15	1,596	1,761
FVO	—	152	—	254	406
Loans	71	494	8,500	—	9,065

Total	$394	$651	$9,026	$1,861	$11,932

October 31, 2009	$556	$737	$6,676	$1,695	$9,664

On balance sheet liabilities
Derivatives(2)	$—	$205	$3,324	$—	$3,529

Total	$—	$205	$3,324	$—	$3,529

October 31, 2009	$—	$243	$3,890	$—	$4,133

Maximum Exposure to Loss
Maximum exposure to loss before hedge positions					$20,876
Less: notional of protection purchased from third parties relating to written credit derivatives					$(6,698)
Less: fair value of hedges relating to securities and loans					$(9,557)

Maximum exposure to loss net of hedges					$4,621

October 31, 2009					$3,041

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.

46	CIBC First Quarter 2010

5. Share capital
Common shares
During the first quarter, we issued 1.1 million new common shares for a total consideration of $43 million, pursuant to stock options plans. We also issued 1.4 million new common shares for a total consideration of $88 million, pursuant to the Shareholder Investment Plan.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2010		2009
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$14,589		$14,154
Total regulatory capital	19,167		18,827
Risk-weighted assets	112,122		117,298
Tier 1 capital ratio	13.0%			12.1%
Total capital ratio	17.1%			16.1%
Assets-to-capital multiple	16.1	x	16.3	x

6. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a net recovery of $388 million ($322 million recovery and $636 million net charge for the three months ended October 31, 2009 and January 31, 2009 respectively) on the hedging contracts provided by financial guarantors in trading revenue. The related valuation adjustments were $1.3 billion as at January 31, 2010 (October 31, 2009: $2.2 billion). The fair value of derivative contracts with financial guarantors net of valuation adjustments, was $1.3 billion as at January 31, 2010 (October 31, 2009: $1.5 billion).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
7. Income taxes
Future income tax asset
As at January 31, 2010, our future income tax asset was $1,379 million (October 31, 2009: $1,635 million), net of a $94 million valuation allowance (October 31, 2009: $95 million). Included in the future income tax asset are $760 million as at January 31, 2010 (October 31, 2009: $990 million) related to Canadian non-capital loss carryforwards that expire in 19 years, $62 million as at January 31, 2010 (October 31, 2009: $68 million) related to Canadian capital loss carryforwards that have no expiry date, and $337 million as at January 31, 2010 (October 31, 2009: $356 million) related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
On October 2, 2009, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3.0 billion. During the quarter, CRA proposed to deny the Enron-related legal expenses and make certain other miscellaneous adjustments. These additional items have been factored into the tax and interest amounts below. We filed a Notice of Objection in December 2009 and intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of approximately $155 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $860 million and non-deductible interest thereon of $154 million would be incurred.

47	CIBC First Quarter 2010

8. Employee future benefit expenses

	For the three months ended
	2010	2009	2009
$ millions	Jan. 31	Oct. 31	Jan. 31

Defined benefit plans

Pension benefit plans	$44	$15	$20
Other benefit plans	10	8	10

	$54	$23	$30

Defined contribution plans

CIBC’s pension plans	$3	$4	$3
Government pension plans (1)	18	17	20

	$21	$217	$23

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
9. Earnings per share (EPS)

	For the three months ended
	2010	2009	2009
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net income	$652	$644	$147
Preferred share dividends and premiums	(42)	(43)	(36)

Net income applicable to common shares	$610	$601	$111

Weighted-average common shares outstanding (thousands)	384,442	382,793	380,911

Basic EPS	$1.59	$1.57	$0.29

Diluted EPS
Net income applicable to common shares	$610	$601	$111

Weighted-average common shares outstanding (thousands)	384,442	382,793	380,911
Add: stock options potentially exercisable(1) (thousands)	1,156	1,194	513

Weighted-average diluted common shares outstanding(2) (thousands)	385,598	383,987	381,424

Diluted EPS	$1.58	$1.56	$0.29

(1)	Excludes average options outstanding of 2,398,961 with a weighted-average exercise price of $77.62; average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37; and average options outstanding of 4,506,016 with a weighted-average exercise price of $65.94 for the three months ended January 31, 2010, October 31, 2009, and January 31, 2009, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
10. Guarantees

			2010 Jan. 31			2009 Oct. 31

	Maximum			Maximum
	potential		Carrying	potential		Carrying
$ millions, as at	future payment(1)		amount	future payment(1)		amount

Securities lending with indemnification(2)	$36,228		$—	$30,797		$—
Standby and performance letters of credit	4,965		20	5,123		20
Credit derivatives
Written options	14,813		3,563	20,547		4,226
Swap contracts written protection	3,511		218	3,657		276
Other derivative written options	—	(3)	2,292	—	(3)	2,849
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $38.2 billion (October 31, 2009: $33.1 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 153 of the 2009 consolidated financial statements for further information.

48	CIBC First Quarter 2010

11. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a collateralized debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. While the Lehman estate expressed its disagreement with the actions of the indenture trustee, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. The Lehman estate has, however, instituted legal proceedings involving a number of other CDOs, and in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., the U.S. bankruptcy court in New York ruled unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. That ruling, which the defendant has indicated it will appeal, does not change our belief that if contested, the trustee’s actions in reducing the unfunded commitment on our VFN to zero should be upheld although there can be no certainty regarding any eventual outcome. We continue to believe that the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.

49	CIBC First Quarter 2010

12. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and Wholesale Banking. These business lines are supported by five functional groups —Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the quarter, the global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets. Also during the quarter, large corporate cash management revenue previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking. Prior period amounts were restated.
     The nature of transfer pricing and treasury allocations methodologies is such that the presentation of certain line items in segmented results is different compared to total bank results.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Jan. 31, 2010	Net interest income (expense)	$1,507	$147	$(140)	$1,514
	Non-interest income (expense)	895	466	186	1,547
	Intersegment revenue (1)	—	—	—	—

	Total revenue	2,402	613	46	3,061
	Provision for (reversal of) credit losses	365	24	(30)	359
	Amortization (2)	29	1	64	94
	Other non-interest expenses	1,285	317	52	1,654

	Income (loss) before income taxes
	and non-controlling interests	723	271	(40)	954
	Income tax expense (benefit)	189	76	21	286
	Non-controlling interests	5	11	—	16

	Net income (loss)	$529	$184	$(61)	$652

	Average assets (3)	$266,515	$101,885	$(27,578)	$340,822

Oct. 31, 2009	Net interest income (expense)	$1,493	$89	$(163)	$1,419
	Non-interest income (expense)	863	414	192	1,469
	Intersegment revenue(1)	—	—	—	—

	Total revenue	2,356	503	29	2,888
	Provision for (reversal of) credit losses	362	82	(20)	424
	Amortization(2)	30	2	70	102
	Other non-interest expenses	1,308	243	16	1,567

	Income (loss) before income taxes and non-controlling interests	656	176	(37)	795
	Income tax expense (benefit)	182	16	(53)	145
	Non-controlling interests	6	—	—	6

	Net income	$468	$160	$16	$644

	Average assets (3)	$267,191	$99,439	$(27,433)	$339,197

Jan. 31, 2009	Net interest income (expense)	$1,258	$108	$(33)	$1,333
	Non-interest income (expense)	1,116	(438)	11	689
	Intersegment revenue (1)	1	—	(1)	—

	Total revenue	2,375	(330)	(23)	2,022
	Provision for (reversal of) credit losses	278	(11)	17	284
	Amortization(2)	35	2	66	103
	Other non-interest expenses	1,256	279	15	1,550

	Income (loss) before income taxes and non-controlling interests	806	(600)	(121)	85
	Income tax expense (benefit)	224	(223)	(68)	(67)
	Non-controlling interests	5	—	—	5

	Net income (loss)	$577	$(377)	$(53)	$147

	Average assets (3)	$264,893	$126,050	$(21,694)	$369,249

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(4)	Certain prior period information has been restated to conform to the presentation in the current quarter.

50	CIBC First Quarter 2010

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-2088, fax 416-980-5028, or e-mail: john.ferren@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 25, 2010 at 7:00 a.m. (ET). The call will be available in English (416-695-6622 in Toronto, or toll-free 1-800-766-6630 throughout the rest of North America) and French (514-392-1478 in Montreal, or toll-free 1-877-922-4773). A telephone replay of the conference call will be available in English and French until midnight (ET) March 11, 2010. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 4748452#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 8453330#.
Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 25, 2009 at 7:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
PRICE OF COMMON SHARES
ISSUED UNDER THE
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
issued	option	dividend options

Nov. 2/09	$62.57
Dec. 1/09	$68.85
Jan. 4/10	$67.53
Jan. 28/10		$62.47

For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com

51	CIBC First Quarter 2010